

June 16, 2021

Emmanuel Hernandez
Chief Financial Officer
Rodgers Silicon Valley Acquisition Corp
535 Eastview Way
Woodside, CA 94062

>   **Re: Rodgers Silicon Valley Acquisition Corp**
>   **Amendment No. 2 to Registration Statement on Form S-4**
>   **Filed June 1, 2021**
>   **File No. 333-253976**

Dear Mr. Hernandez:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4

General

1.   Please ensure that all other missing information is included in a pre-effective amendment, including the fee that will be paid to MacKenzie Partners on pages 14 and 71, the committee assignments beginning on page 202, and any information that is dependent on the record date, to the extent that the record date has been set.

2.   We note your disclosure that Enovix has relied on a $15 million short-term bridge loan from Mr. Rodgers to support its business operations. Please revise pages 8 and 247 to disclose the Bridge Note entered into in May 2021. Please also disclose, if true, that the Bridge Note will be repaid from funds from the Trust and PIPE.

<u>Q: What interests do RSVAC's current officers and directors have in the Business Combination?, page 7</u>

3.   We note your response to comment 4 of our letter dated April 5, 2021. Since it appears that the PIPE Investors will be purchasing the shares at a discount to the current market price, please provide the requested disclosure regarding the value of the PIPE investor interests.

<u>Background of the Business Combination, page 85</u>

4.   We note your revisions in response to comment 6. Please provide the dollar amounts of the transaction fee and the placement fee.

You may contact Eiko Yaoita Pyles at 202-551-3587 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing